                                                                  EXHIBIT 9


                              PEXCO HOLDINGS, INC.
                              7130 S. Lewis Avenue
                                    Suite 850
                              Tulsa, Oklahoma 74136
                               Tel. (918) 493-7730
                               Fax. (918) 493-7796



     March 8, 1995



     Mr. William Ziegler, III
     Hay Island
     Darien, Connecticut 06820

     Mrs. Helen Z. Steinkraus
     Great Island
     P.O. Box 3038
     Noroton, Connecticut 06820

     GIH Corp.
     250 Harbor Drive
     Stamford, Connecticut 06902

     United States Trust Company of New York
     114 West 47th Street
     New York, New York 10036

     Union Trust Company
     300 Main Street
     Stamford, Connecticut 06902

               Re: American Maize-Products Company

     Ladies and Gentlemen:

               Pursuant to my letter to you of February 23, 1995, A.M. Acquisition Corp., an indirect wholly owned subsidiary of Usaha Tegas sdn. bhd. ("Usaha"), made a firm proposal to you, as the controlling shareholders of American Maize-Products Company (the "Company"), to purchase all of your shares of the Company's Class B Common Stock for $44 per share in cash. As previously indicated, if this offer to you is accepted, we will propose to the Company a cash merger transaction pursuant to which all of the outstanding shares of common stock (other than your Class B shares) would be converted into the right to receive a cash amount equal to $40.25 per share.

               At the request of the representatives of Mrs. Steinkraus, however, and in an effort to eliminate the "double" tax to the shareholders of GIH Corp. ("GIH") which otherwise would result from the proposed transaction described above, we are hereby prepared to modify our offer. Accordingly, I am by

     Mr. William Ziegler, III
     Ms. Helen Z. Steinkraus
     March 8, 1995
     Page

     this letter making a proposal to you, as the sole shareholders of GIH, to purchase directly from you all of the shares of GIH. The price we would be prepared to pay for the GIH shares would be based on the underlying value of the Company's shares owned by GIH calculated at $44 per share for all shares of Class B Common Stock and $40.25 per share for all shares of Class A Common Stock. We assume for purposes of this price proposal that GIH has no assets other than the Company's shares and no liabilities. Accordingly, any agreement between you and Usaha would have to include a full indemnity of Usaha against any liabilities and costs incurred by Usaha as a result of the acquisition of GIH, as well as other customary protection for Usaha.

               We are fully prepared to enter into a satisfactory agreement along the lines set forth above if all of you are in agreement with this approach. We also remain prepared to proceed with the transaction which was proposed to you pursuant to my February 23rd letter. In an effort to give you the opportunity to fully consider the alternatives proposed, we are hereby agreeing to keep our offers open until we notify you to the contrary or, based upon developments, your shares cease to represent a controlling interest in the Company.

               I am prepared to meet with you at any time to discuss both proposals. I am also enclosing for your review certain information regarding Usaha and its affiliates. I hope that all offerees avail themselves of the opportunity to meet with us so that we can work together toward a transaction that will benefit the Company and all of its shareholders.


                                   Very truly yours,

                                   /s/ Leonard D. Pickett

                                   LEONARD D. PICKETT
                                   President

     LDP/ph
     Enclosure